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Filed by Hewitt Associates, Inc.
pursuant to Rule 425 under the
Securities Act of 1933, as amended and
deemed filed under Rule 14a-12 of the
Securities Exchange Act of 1934, as amended

Subject Company: Exult, Inc.
Commission File No. 0-30035

[Voicemail message to all associates of Hewitt Associates, Inc.]

Hello, this is Dale, with a brief message to all associates.

This is truly a landmark day for Hewitt ... for our clients, for our associates, and for our stockholders ... as well as for broader HR outsourcing in general.

Today our firm announced our intent to join forces with Exult, a leading provider of HR business process outsourcing services, to create an even stronger Hewitt Associates, even better positioned for future success.

This move creates tremendous opportunity for our firm.

Client demand for broader HR outsourcing services is accelerating, and some analysts predict that this market segment will grow at double digit pace over the next few years.

We're already an established player in this arena with our unique and successful Workforce Management solution. And now combining forces with Exult will further broaden our capabilities, enabling us to seize the growing market opportunity and offer clients the most comprehensive, the most flexible HR solutions available anywhere.

This merger is a move that clearly demonstrates—to our clients, our prospects, and our shareholders—our ongoing commitment to being "the most influential advisor and the leading service provider in the people business." Exult's remarkable capabilities and expertise both complement and enhance our own. Together, we will be a leader in broader HR outsourcing, and the best choice for clients seeking fully integrated HR solutions.

We intend to file a registration statement including a proxy statement and prospectus in connection with our proposed combination with Exult. You are urged to read these documents when they become available in a few weeks because they will contain important information about the transaction. Today's press release has instructions for obtaining copies of these documents as well as other information.

You can read the press release and learn more about this exciting news on The Source. Additionally, your business leader will share more details in upcoming communications.

From my perspective, "Hewitt and Exult" is truly a winning combination. I hope you share my excitement about this news—as well as my optimism for the future of our company and the opportunities that this provides for associates!

Thanks for listening, and have a great day!

Forward-Looking Information

This release and related investor presentation materials contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the expected results of operations and benefits of the merger between Hewitt and Exult, including future financial and operating results, Hewitt's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Hewitt's and Exult's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of Hewitt and Exult stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause Hewitt's and Exult's results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Report on Form 10-K of Hewitt and the Form S-3 of Exult filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's internet site (http://www.sec.gov).

Additional Information and Where to Find It

Hewitt intends to file a registration statement containing a joint proxy statement/prospectus and other relevant documents concerning the proposed merger with the Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS IN HEWITT AND EXULT TO CAREFULLY READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HEWITT, EXULT AND THE PROPOSED TRANSACTION. You will be able to obtain documents filed with the SEC by Hewitt and Exult free of charge at the SEC's website, www.sec.gov. You may obtain documents filed with the SEC by Hewitt free of charge if you request them in writing from Investor Relations, Hewitt Associates, Inc., 100 Half Day Rd., Lincolnshire, IL 60069, or by telephone at (847) 295-5000. You may also obtain documents filed with the SEC by Exult free of charge if you request them in writing from Exult Investor Relations, 121 Innovation Drive, Irvine, CA 92612 or by telephone at (949) 856-8841.

Interests of Participants

This communication is not a solicitation of a proxy from any security holder of Hewitt or Exult. Hewitt and Exult, and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from Hewitt and Exult security holders in favor of the proposed transaction. Information regarding the security ownership and other interests of Hewitt's and Exult's executive officers and directors will be included in the joint proxy statement/prospectus. You can find information about Hewitt's executive officers and directors in Hewitt's definitive annual meeting proxy statement filed with the SEC on December 19, 2003. You can find information about Eagle's executive officers and directors in their definitive annual meeting proxy statement filed with the SEC on April 16, 2004. You can obtain free copies of these documents from Hewitt and Eagle using the contact information above

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[Voicemail message to all associates of Hewitt Associates, Inc.]